SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Scientific Games Corporation
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

0533223 10 1
(CUSIP Number)

Barry F. Schwartz
MacAndrews & Forbes Holdings Inc.
(Formerly Known as Mafco Holdings Inc.)
35 East 62nd Street
New York, New York 10021
(212) 572-8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule  13D, and is filing this schedule because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box. ☐

                   The information required on the remainder of this cover page shall not be deemed to be
“filed” for the purpose of Section 18  of the Securities Exchange Act of 1934 (“Act”) or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MacAndrews & Forbes Holdings Inc. (Formerly known as MAFCO Holdings Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7
SOLE VOTING POWER
NUMBER OF		25,915,090 Shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None; See Item 5
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		25,915,090 Shares

	10	SHARED DISPOSITIVE POWER
None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,915,090 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.29%; See Item 5

14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

SGMS Acquisition Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		25,915,090 Shares
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		None; See Item 5
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		25,915,090 Shares

	10	SHARED DISPOSITIVE POWER
None; See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,915,090 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.29%; See Item 5

14	TYPE OF REPORTING PERSON
CO

Item 1.     Security and Issuer

     This Amendment No. 4 (this “Amendment”) to the statement on Schedule 13D originally filed by MacAndrews & Forbes Holdings Inc. (“M&F”) and SGMS Acquisition Corporation (“SAC”) on November 26, 2003 relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 750 Lexington Avenue, New York, New York 10022.

Item 3.     Source and Amount of Funds or Other Consideration

     The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     As described in Item 5 of this Amendment, on February 16, 2007, SAC acquired (i) 800,000 shares of Common Stock in a block purchase at a purchase price of $31.0466 per share, and (ii) 3,000,000 shares of Common Stock in a block purchase at a purchase price of $31.14 per share. The aggregate purchase price for these shares of Common Stock was approximately $118.3 million. The source for the purchase price was $60 million obtained by SAC pursuant to an amendment to the Loan Agreement by and between SAC and Bank of America, and $60 million obtained by SAC pursuant to a term note (the “JPM Note”) in favor of JPMorgan Chase Bank, N.A. (“JP Morgan”). Amounts borrowed pursuant to the Loan Agreement bear interest at a variable rate based on LIBOR and are repayable in full on November 16, 2007. Amounts borrowed pursuant to the JPM Note bear interest at a variable rate based on LIBOR and are repayable in full on August 1, 2007. In connection with the Loan Agreement and the JPM Note, SAC pledged a portion of the newly-acquired shares of Common Stock to Bank of America and JP Morgan, respectively.

Item 4.     Purpose of Transaction

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     As described in Item 5 of this Amendment, on February 16, 2007, SAC acquired an additional 3,800,000 shares of Common Stock in two block purchases. SAC acquired these shares of Common Stock for investment purposes.

Item 5.     Interest in Securities of the Issuer

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On February 16, 2007, SAC acquired 3,800,000 shares of Common Stock in two block purchases. According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, there were, as of November 7, 2006, 91,608,161 shares of Common Stock issued and outstanding. Based on the foregoing, SAC has sole voting power and sole dispositive power over 25,915,090 shares of Common Stock, representing 28.29% of the Common Stock.

Because SAC is a wholly-owned subsidiary of M&F, M&F may be deemed to have beneficial ownership of those shares of Common Stock.

     Except as described above, neither SAC nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock since the filing of Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on February 13, 2007.

  Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On February 15, 2007, M&F and the Issuer entered into a letter agreement providing that shares of Common Stock acquired by M&F or its Subsidiaries from time to time will be deemed to be “Registrable Securities” (as defined in and for purposes of the Stockholders’ Agreement).

     The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such letter agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  Item 7.  Material to be Filed as Exhibits.

     SEE THE INDEX OF EXHIBITS.

SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of: February 16, 2007

MACANDREWS & FORBES HOLDINGS INC.

By: /s/ Barry F. Schwartz
Name: Barry F. Schwartz Title: Executive Vice President and General Counsel

SGMS ACQUISITION CORPORATION

By: /s/ Barry F. Schwartz
Name: Barry F. Schwartz Title: Executive Vice President and General Counsel

INDEX OF EXHIBITS

Exhibit Number

13	Letter Agreement, dated as of February 15, 2007, between Scientific Games Corporation and MacAndrews & Forbes Holdings Inc.